UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended December 31, 1997





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

     N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

  Company    Type of   Principal                       Person to    Collateral  Consideration
  issuing    security  amount of  Issue or Cost of   whom security  given with  received for
 security     issued   security   renewal  capital    was issued     security   each security

  Entergy     Common     3,000     Issue     N/A        Entergy        N/A       $500,000 or
 Holdings,    stock      shares                        Corporation                   $167
 Inc.(EHI)                                                                        per share

<CAPTION)
Company contributing capital    Company receiving capital    Amount of capital contribution
     Entergy Corporation         Entergy Power Marketing              $70,000,000
                                       Corp.(EPMC)

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

 Reporting    Associate
  company      company    Types of     Direct     Indirect              Total
 rendering    receiving   services      costs      costs     Cost of    amount
 services     services    rendered     charged    charged    capital    billed

   None         None         N/A         -0-         -0-        N/A        -0-

   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies

 Associate     Reporting
  company       company      Types of                  Indirect            Total amount
 rendering     receiving     services    Direct costs   costs    Cost of      billed
  services     services      rendered      charged     charged   capital
  Entergy        EPMC      Professional  $  3,197,000   $  -0-     N/A     $3,197,000*
Enterprises,               services and
 Inc.(EEI)                 back office
                           support.

    EEI           EHI      Same as       $    239,341   $  -0-     N/A     $  239,341*
                           above.

*Includes Entergy Services, Inc. costs of $319,482 and $239,341 for services rendered indirectly through EEI to EPMC and EHI, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of December 31, 1997                 $16,950,301,000    Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          2,542,545,150    Line 2
  Greater of $50 million or line 2                                            2,542,545,150    Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                                         97,500,000
   Energy related technical and similar services (EHI)                              500,000
                                                                            ---------------
      Total current aggregate investment*                                        98,000,000    Line 4
                                                                            ---------------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)                                                  $2,444,545,150    Line 5
                                                                            ===============

*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

   Major line of                                                      Reason for
  energy-related     Other investment in    Other investment in   difference in other
     business         last U-9C-3 report    this U-9C-3 report        investment
Energy marketing         $2,500,000*            $2,500,000*               N/A
and brokering
(EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     N/A for the fourth calendar quarter of the fiscal year.

B. Exhibits

     Certificate of filing of Form U-9C-3 for the 3rd Quarter of 1997 with interested state commissions and municipal regulator.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:       /s/ Louis E. Buck
                                            Louis E. Buck
                                   Vice President, Chief Accounting
                                   Officer and Assistant Secretary


Dated:  March 30, 1998